Exhibit 10.6

ICAGEN

ION CHANNEL ADVANCES

29 July 2001

Edward P. Gray

8526 Jib Court

Indianapolis, Indiana 46236

Dear Ed,

On behalf of Icagen, Inc. I am delighted to offer you the position of Sr. Vice President of Patents and Licensing, General Patent Counsel. Icagen is managed by a senior management team, “The Directors”, which includes its R&D and Finance Directors, its vice presidents and CFO, and me. We would like you to join this team.

In cooperation with other members of our staff, as well as our Board of Directors and external advisors and consultants, the Directors has a unique opportunity to build a world-class pharmaceutical company. In support of Icagen’s team culture, you would be expected to seek and encourage strong working relationships and foster a positive and collegial professional environment. Moreover, as a member of Directors, you would review programs, progress and issues, and help set strategic direction. We at Icagen strive to balance aggressive program development with the highest ethical standards and practices. You would play a critical role in achieving that balance.

Reporting to and working directly with me, you would be offered broad responsibilities for the general strategy and oversight of Icagen’s evolving intellectual property estate. I see your first year at Icagen as one of transition, while you evaluate, learn and manage our IP as well as the IP-component of our contracts, participate in the planning for our future, and adjust to the entrepreneurial world of biotech. During that time and beyond, you would work with outside counsel and members of the Icagen team to evaluate current IP properties, initiate new patent applications and coordinate the prosecution of our patents. You would focus much of your energy on improving not only our process of patenting, but in obtaining the broadest coverage that is both possible and defensible. You would therefore be key to the management of a significant component of the value of the company. It would be my expectation that through critical analysis and management of our IP portfolio, you would be able to positively impact our transactions through the appropriate allocation of licensing rights and by the retention of significant value in those rights for Icagen. You would be our first line of intellectual property defense and offense with external attorneys, whether they are on our team or the team of our collaborators or competitors. As such you would work together with the CFO and me in term sheet and contract negotiations involving intellectual property considerations.

SHIP TO: 4222 EMPEROR BOULEVARD, SUITE 350, DURHAM, NC 27703

BILL TO: P.O. BOX 14487, RESEARCH TRIANGLE PARK, NC 27709

TEL: (919) 941-5206 • FAX: (919) 941-0813 • WWW.ICAGEN.COM

Additional legal responsibilities, now being performed by me, would be gradually transferred to you. These responsibilities include, but are not limited to, such things as review and approval of confidentiality agreements and material transfer agreements. Finally, you would interact with our Board of Directors, investors, analysts, bankers, and others as appropriate and necessary.

The terms of an offer are proposed as follows and are subject to required withholding:

1.	Beginning base salary: $175,000 per year

2.	Annual merit raises: Your annual merit raise following the first year of employment is targeted at 5-9%, with this range being subject to change from year to year depending on company and individual performance and progress.

3.	Incentive Bonuses: During the first two years at Icagen, you would be eligible for annual incentive bonuses up to 20% of your base salary for successful completion of performance goals and company milestones. Specific goals and milestones will be determined during your first three months at Icagen and annually thereafter. At the end of the first two years of employment, your compensation package, including incentive bonuses, will be subject to review and change by the Compensation Committee.

4.	An incentive stock option for 100,000 shares of common stock at an option price of $2.00 per share (last preferred price $15.00/share):

•	25,000 options vesting after the first 12 months of employment

•	75,000 options vesting monthly over years 2, 3, and 4.

•	Additional stock options may be available from time to time upon successful achievement of company and individual milestones

•	As a VP at Icagen your target range of stock options for your first annual performance/merit evaluation is 10,000 to 20,000 new options. The annual targets for stock options in subsequent years are subject to change depending on company progress and performance. (Details of the stock option award are addressed in the stock option agreement.)

5.	Benefits: You are entitled to the standard benefits offered by Icagen, a copy of which is available from Bob Jakobs. All Icagen benefits are subject to change from time to time at the sole discretion of the Company.

6.	Relocation:

a.	Closing costs: You have provided us with information suggesting that the closing costs on your residence in Indianapolis will be 7% of $400,000 or less. Assuming this, we will agree to pay up to these closing costs, grossed up to cover your required taxes on the amount of the actual closing costs.

b.	Moving expenses: Icagen will pay up to $15,000 on moving expenses including your actual moving expenses (packing, transportation and unpacking of household goods), and itemized and receipted expenses directly related to your relocation. Although most of these expenses are not taxable events, some may be. We will not “gross up” moving expenses, which are unrelated to your housing closing costs in Indianapolis. ( I encourage you to discuss your questions related to moving to North Carolina with Bob Jakobs.)

The relocation package is active for 12 months after the effective date of your employment and is subject to your continued employment for at least 12 months beyond your first day of employment. Should your employment be terminated for cause or should you resign during the first 12 months of employment, you would be required to reimburse Icagen for the relocation payments associated with the closing costs as outlined in 6.a. above.

7.	Severance: If your employment is terminated by Icagen during the first 12 months of employment due to reasons other than for cause, a 6 month continuation of salary will be provided; after the first 12 months, a 3 month continuation will be provided. This salary continuation would be at the level of your base salary immediately prior to termination, and you would be entitled to continuation of benefits to the extent allowed by Icagen’s applicable benefit plans then in effect.

As in all cases of employment with Icagen, this offer is contingent upon your signing a noncompete, confidentiality and invention agreement with the Company, obtaining a security clearance and Icagen’s receipt of at least two positive references on your performance and capabilities. Employment with Icagen is on an “at will” basis and therefore you are free to terminate with a 30-day notice, as is Icagen free to terminate your employment with the Company, following a 30-day notice. All of the arrangements described in this letter do not imply an employment contract for a specific period of time, or for future employment, except as outlined in 7. above.

If you accept the terms of this offer, please sign and date this letter and return it to me as soon as possible. We would like for you to begin work at Icagen at the earliest possible date.

Ed, it is with great enthusiasm that I anticipate your joining the Icagen Directors. Together let’s take this company to the next level!

With best regards,

/s/ P. KAY WAGONER

P. Kay Wagoner President & Chief Executive Officer

/s/ EDWARD P. GRAY	8/1/01
Signature	Date